Filed by Fidelity Southern Corporation Pursuant to Rule 425 of the Securities Act of 1933 Commission File No. 333-208228 Subject Company: American Enterprise Bankshares, Inc.

December 29, 2015

Dear Shareholders:

When we opened American Enterprise Bank of Florida, we dedicated our work to the Lord and we thank God for building us and guarding us (Psalm 127:1). Due to increased government regulatory expenses, we made the decision to seek out a partner that shares our core values and passion for community banking. We are excited that we have found the bank that is the best choice for our shareholders, our customers and our employees.

On October 26, 2015, American Enterprise Bankshares, Inc. signed a definitive merger agreement with Fidelity Southern Corporation (NASDAQ: LION), holding company for Fidelity Bank, and pending approval of our shareholders and regulators, American Enterprise Bankshares, Inc. will be merged into Fidelity Southern Corporation, and each of our shareholders will receive publicly traded shares of Fidelity Southern Corporation in exchange for their shares of American Enterprise Bankshares, Inc. In accordance with the merger agreement, American Enterprise Bank of Florida will also be merged into Fidelity Bank.

You are cordially invited to attend a special meeting of shareholders of American Enterprise Bankshares, Inc., to be held at 11:00 a.m., Eastern Time, on January 29, 2016 at the Sheraton Hotel, 10605 Deerwood Park Boulevard, Jacksonville, Florida 32256. At the special meeting, American Enterprise Bankshares, Inc. shareholders will be asked to consider and vote upon a proposal to approve the merger agreement. This letter is accompanied by the enclosed proxy statement/prospectus, which the American Enterprise Bankshares, Inc. board of directors is providing to solicit your proxy to vote for the approval of the merger agreement. The enclosed proxy statement/prospectus contains a more complete description of the special meeting and the terms of the merger agreement and the merger. You are urged to review that entire document carefully.

Fidelity Bank, headquartered in Atlanta, Georgia, is a 40-year-old community bank with 47 branches in Georgia and 16 branches in Florida. The advantages to our customers of the merger are many and we will continue to operate as a community bank with a much larger capital base and asset base. After the closing there will be seven Fidelity Bank branch locations in Northeast Florida, which provides convenience to our customers.

As for your team of bankers, our lenders and branch staff will stay in place in our two branches. I will serve as the President of North Florida and look forward to building a very strong banking footprint on Florida’s first coast for Fidelity Bank. We will work with Fidelity Bank employees already in place in North Florida including their mortgage division, commercial real estate division, and their branches to give “excellence in service” to all our customers.

Please join with me and our team to help grow our loans and deposits by referring your friends and business associates. If you have any questions, please feel free to give me a call on my direct bank line at (904) 482-4970 or my cell phone (904) 370-0096.

I again want to let you know how much we appreciate you and your business.

Sincerely,

/s/ Bennett Brown

Bennett Brown
President, American Enterprise Bankshares, Inc.

ADDITIONAL INFORMATION

This communication is being made in respect of the merger involving Fidelity Southern Corporation (“Fidelity”) and American Enterprise Bankshares, Inc. (“AEB”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the merger, Fidelity has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus for the shareholders of AEB. Fidelity also plans to file other documents with the SEC regarding the merger with AEB. AEB has mailed the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about Fidelity and AEB that have been filed or may be filed with the SEC, are available or will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the merger can also be obtained, without charge, from Fidelity’s website (http://www.FidelitySouthern.com).

Participants in the Merger Solicitation

Fidelity and AEB, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of AEB in respect of the merger. Information regarding the directors and executive officers of Fidelity and AEB and other persons who may be deemed participants in the solicitation of the shareholders of AEB in connection with the merger are included in the proxy statement/prospectus for AEB’s special meeting of shareholders, which has been filed by Fidelity with the SEC. Additional information regarding the interests of such participants is included in the proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC.